June 1, 2009

The Board of Directors

Jennison Natural Resources Fund, Inc.

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

Re:	Management Fee Reduction: Jennison Natural Resources Fund, Inc. (the “Fund”)

To the Board of Directors:

Effective June 1, 2009, Prudential Investments LLC (“PI”), as the Investment Manager to the Fund, has contractually agreed, through September 30, 2010, to waive a portion of the management fee that it would otherwise receive under the terms of the management agreement between PI and the Fund, as set forth below:

Effective as of June 1, 2009, PI agrees to a waiver equivalent to 0.05% of the management fee rate on average daily net assets over $4 billion that would otherwise be applicable under the terms of the management agreement.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC

By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President